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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)
                             ---------------------

                         GAYLORD CONTAINER CORPORATION
                       (Name of Subject Company (Issuer))

                     TEMPLE-INLAND ACQUISITION CORPORATION
                    AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF
                               TEMPLE-INLAND INC.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)

                                   368145108
                     (CUSIP Number of Class of Securities)

                            M. RICHARD WARNER, ESQ.
                               TEMPLE-INLAND INC.
                             303 SOUTH TEMPLE DRIVE
                                DIBOLL, TX 75941
                                 (936) 829-5511
            (Name, Address and Telephone Number of Person Authorized
     To Receive Notices and Communications on Behalf of the Filing Persons)

                                    Copy to:

                           STEPHEN W. HAMILTON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]  third-party tender offer subject to Rule 14d-1.

        [ ]  issuer tender offer subject to Rule 13e-4.

        [ ]  going-private transaction subject to Rule 13e-3.

        [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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         This Amendment No. 9 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation ("Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at an original offer price of $1.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1), and the Supplement to the Offer to Purchase, dated December 3, 2001 (the "Supplement"), a copy of which is attached hereto and filed herewith as Exhibit (a)(14), and in the related revised Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal," a copy of which is attached hereto and filed herewith as Exhibit (a)(15), which, together with the Offer to Purchase and the Supplement, collectively constitute the "Offer"). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2001 (as amended by Amendment No. 1 thereto, dated as of November 30, 2001, the "Merger Agreement"), among Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Supplement.

         On December 3, 2001, the Purchaser amended the Offer by offering to purchase all of the Shares at an amended price of $1.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the Supplement.

ITEM 1.         SUMMARY TERM SHEET.

         Item 1 of the Schedule TO is hereby amended and supplemented by the following:

         The information set forth in section 1 ("Terms of the Offer") of the Supplement is incorporated herein by reference.

ITEM 2.         SUBJECT COMPANY INFORMATION.

         Item 2 of the Schedule TO is hereby amended and supplemented by the following:

         (c) The information concerning certain high and low closing sales prices for the Shares in such principal market is set forth in section 3 ("Price Range of Shares") of the Supplement and is incorporated herein by reference.

ITEM 4.         TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented by the following:

         (a)(1)(i)-(iii), (v)-(viii), (xii) The information set forth in section 1 ("Terms of the Offer"), section 2 ("Tender of Shares; Acceptance for Payment and Payment for Shares"), section 4 ("The Merger Agreement; Other Arrangements"), section 5 ("Certain Effects of the Offer"), section 6 ("Source and Amount of Funds or other Consideration"), section 7 ("Background of the Offer Since September 27, 2001; Past Contacts or Negotiations with the Company Since September 27, 2001"), and section 9


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("Certain United States Federal Income Tax Considerations") of the Supplement is
incorporated herein by reference.

         (a)(2)(i)-(iii), (vii) The information set forth in section 1 ("Terms of the Offer"), section 2 ("Tender of Shares; Acceptance for Payment and Payment for Shares"), section 4 ("The Merger Agreement; Other Arrangements"), section 5 ("Certain Effects of the Offer"), section 6 ("Source and Amount of Funds or other Consideration"), section 7 ("Background of the Offer Since September 27, 2001; Past Contacts or Negotiations with the Company Since September 27, 2001"), section 8 ("Certain Legal Matters; Regulatory Approvals"), and section 9 ("Certain United States Federal Income Tax Considerations") of the Supplement is incorporated herein by reference.

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 of the Schedule TO is hereby amended and supplemented by the following:

         (b) The information set forth in section 4 ("The Merger Agreement; Other Arrangements"), section 5 ("Certain Effects of the Offer"), section 7 ("Background of the Offer Since September 27, 2001; Past Contacts or Negotiations with the Company Since September 27, 2001"), and section 8 ("Certain Legal Matters; Regulatory Approvals") of the Supplement and in Exhibits (d)(5), (d)(6) and (d)(7) attached hereto is incorporated herein by reference.

ITEM 7.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 of the Schedule TO is hereby amended and supplemented by the following:

         (a) The information set forth in section 6 ("Source and Amount of Funds or Other Consideration") of the Supplement and in Exhibit (b)(2) attached hereto is incorporated herein by reference.

ITEM 8.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO is hereby amended and supplemented by the following:

         (b) The information set forth in section 4 ("The Merger Agreement; Other Arrangements") of the Supplement is incorporated herein by reference.

ITEM 11.        ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by the following:

         (a)(2), (3), (5) The information set forth in section 8 ("Certain Legal Matters; Regulatory Approvals") of the Supplement is incorporated herein by reference.

ITEM 12.        EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

         (a)(14) Supplement to the Offer to Purchase, dated December 3, 2001

         (a)(15) Revised Letter of Transmittal

         (a)(16) Revised Notice of Guaranteed Delivery

         (a)(17) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees


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         (a)(18) Form of Revised Letter to Clients for Use by Brokers, Dealers,
Commercial Banks, Trust Companies and Other Nominees

         (a)(19) Revised Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

         (a)(20) Text of Joint Press Release issued by Parent and the Company on December 3, 2001

         (b)(2) Amendment Letter, dated November 30, 2001, to Commitment Letter, among Parent, Salomon Smith Barney Inc. and Citibank, N.A.

         (d)(5) Amendment No. 1 to Agreement and Plan of Merger, dated as of November 30, 2001, among Parent, the Purchaser and the Company

         (d)(6) Amendment No. 1 to Stockholders Agreement, dated as of November 30, 2001, among Parent, the Purchaser and certain stockholders of the Company

         (d)(7) Amendment No. 1 to Stock Option Agreement, dated as of November 30, 2001, between Parent and the Company


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                TEMPLE-INLAND INC.

                                By:  /s/ M. Richard Warner
                                   ---------------------------------------
                                   Name:   M. Richard Warner
                                   Title:  Vice President and Chief
                                           Administrative Officer


                                TEMPLE-INLAND ACQUISITION CORPORATION

                                By:  /s/ M. Richard Warner
                                   ----------------------------------------
                                   Name:   M. Richard Warner
                                   Title:  Vice President



Date: December 3, 2001

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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION
------         -----------
  (a)(14)      Supplement to the Offer to Purchase, dated December 3, 2001

  (a)(15)      Revised Letter of Transmittal

  (a)(16)      Revised Notice of Guaranteed Delivery

  (a)(17)      Revised Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees

  (a)(18)      Form of Revised Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees

  (a)(19)      Revised Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9

  (a)(20)      Text of Joint Press Release issued by Parent and the Company on
               December 3, 2001

  (b)(2) Amendment Letter, dated November 30, 2001, to Commitment Letter, among Parent, Salomon Smith Barney Inc. and Citibank, N.A.

  (d)(5)       Amendment No. 1 to Agreement and Plan of Merger, dated as of
               November 30, 2001, among Parent, the Purchaser and the Company

  (d)(6)       Amendment No. 1 to Stockholders Agreement, dated as of November
               30, 2001, among Parent, the Purchaser and certain stockholders of the Company

  (d)(7)       Amendment No. 1 to Stock Option Agreement, dated as of November
               30, 2001, between Parent and the Company